United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Chevron Corporation

Name of persons relying on exemption: Franciscan Sisters of Allegany NY

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer and co-filers are not able to vote your proxies, nor does this communication contemplate such an event. Neither Proponent nor co-filers, either individually or in the aggregate, beneficially own more than $5 million of Chevron Corporation stock, and this notice is therefore being provided on a voluntary basis.

The Proponents urge stockholders to vote FOR Proposal 5, the shareholder proposal requesting a Human Rights Policy Implementation report at Chevron Corporation’s annual shareholder meeting to be held on May 28, 2024.

Summary of the Proposal

The Proponents are asking for a report on the effectiveness of Chevron’s efforts to prevent, mitigate, and remedy actual and potential human rights impacts of its operations due to concerns that the Company’s current conduct is misaligned with its own human rights commitments.

Chevron has a responsibility to identify, assess, and address the real and potential adverse human rights impacts of its business. The UN Guiding Principles on Business and Human Rights (UNGPs), the global authoritative framework outlining the roles and responsibilities of states and companies with respect to human rights, require all businesses, regardless of size or industry, to respect the human rights of stakeholders impacted by their operations and business relationships. The UN Guiding Principles call for businesses to avoid causing or contributing to human rights abuses throughout their operations, and to address negative impacts when they occur.

Support for this Resolution is warranted and in the best interest of shareholders because:

1.	Chevron provides no information on the effectiveness of its Human Rights Policy and Operational Excellence Management System (OEMS) in addressing actual and potential human rights impacts

2.	Chevron’s pattern of harm signals an ineffective implementation of its human rights commitments; and

3.	Failure to conduct effective human rights due diligence has had and will continue to have negative financial and reputational impacts on Chevron.

1. Chevron provides no information on the effectiveness of its Human Rights Policy and Operational Excellence Management System (OEMS) in addressing actual and potential human rights impacts

Though Chevron’s opposition statement claims that its Human Rights Policy and Operational Excellence Management System (OEMS) manages human rights risks, investors are unable to assess the effectiveness of these systems in identifying risks, ensuring meaningful stakeholder engagement, reducing negative impacts on communities and the environment, and providing remedy. Chevron does not disclose any information about the effectiveness of its Stakeholder Engagement and Issues Management (SEIM) and Environmental Risk Management (ERMP) processes, the groups consulted, how engagement is undertaken, and how the inputs from that engagement are integrated into its project planning to prevent or mitigate potential harm. Numerous media reports include statements from communities indicating they have not been consulted or informed, which shows gaps in the systems’ scope and/or implementation.ii

Furthermore, Chevron does not align its reporting with the UN Guiding Principles Reporting Framework, which would allow stakeholders and investors to understand the effectiveness of its due diligence practices or compare its performance to peers. Notably, Chevron scored 33/100 on the 2023 Corporate Human Rights Benchmark, notably receiving a score of 0 for monitoring and corrective actions. The benchmark noted “it is not clear how it monitors the implementation of its human rights policy commitments across its global operations.”iii While Chevron indicates it introduced Grievance Mechanism Guidance in 2016, there is no disclosure on how effectively the system works, whether stakeholders have access and actually use it, how remedy is provided, and whether negative impacts related to human rights or the environment have been prevented, mitigated, or remedied. Investors are unable to determine if Chevron’s Human Rights Policy or OEMS are effectively implemented, especially given the pattern and number of penalties, court filings, and protests Chevron faces from fenceline communities. An independent report would help address this.

According to the UN Guiding Principles, companies are expected to “prevent, mitigate, and, where appropriate, remedy human rights abuses that they cause or contribute to.” Despite Chevron’s stated commitments, its ongoing impacts demonstrate that its policies and processes are not effectively meeting this standard. The following section highlights several examples of Chevron’s failure to uphold human rights, revealing a consistent pattern that underscores the inadequacy of its current approach.

2. Chevron’s pattern of harm signals an ineffective implementation of its human rights commitments

To start, Chevron has a well-documented history of environmental harm and human rights abuses, notably in the northern Ecuadorian Amazon. The Company, through its predecessor, Texaco, between 1964 and 1990, dumped more than 16 billion gallons of toxic, cancer-causing waste into the region, contaminating waterways and leaving behind nearly 1,000 open-air waste pits spanning an area roughly the size of Manhattan.iv This devastation has affected over 30,000 Indigenous and local residents and is widely recognized as one of the worst oil-related environmental disasters in history.v In 2011, an Ecuadorian court ordered Chevron to pay $9.5 billion for environmental cleanup and community health care.vi To this day, Chevron has refused to comply with the ruling and has not provided any remedy for the harm it caused,vii despite the UN Guiding Principles’ clear expectations around corporate accountability and remediation. This blatant disregard for the health, safety, and rights of Indigenous Peoples, communities of color, and low-income communities - in pursuit of profit - is not an isolated incident, but part of a broader and deeply concerning pattern.

Another example of Chevron’s ongoing human rights and environmental justice violations can be found in Richmond, California, a predominantly working-class community of color and home to Chevron’s oil refinery - the second-largest greenhouse gas emitter in the state.viii Chevron is responsible for 63% of particulate matter in the air in the region.ix These fine particles are known to cause serious neurological and respiratory harm. Richmond residents have long suffered disproportionate health impacts due to Chevron’s pollution.x Childhood asthma rates in the area are more than double the national average.xi The community experiences significantly higher rates of cardiovascular disease and lower life expectancy compared to neighboring areas. Residents also frequently report headaches, respiratory allergies, skin and eye irritation, all of which are symptoms directly linked to poor air quality.xii The refinery also releases other hazardous substances, including sulfur dioxide, hydrogen cyanide, sulfuric acid, and hydrogen sulfide, all known to endanger human health and the environment.xiii

Since the refinery began operating, there have been hundreds of industrial accidents, including a major fire in 2012 that sent around 15,000 residents to seek medical attention.xiv These incidents have sparked long-standing protests and organizing from community members demanding accountability and the right to live in a safe, healthy environment.xv Chevron’s continued operations in Richmond represent a clear and persistent violation of the right to health, environmental safety, and dignity, and disproportionately affect communities of color.

Chevron’s operations in Israel and Palestine further demonstrate its failure to uphold human rights. The Company holds a partial stake in the East Mediterranean Gas (EMG) pipeline, which transports gas from Israel to Egypt along the coast of the Gaza Strip.xvi Under international law, including the Hague Regulations and Geneva Conventions, economic activity in occupied territory without the agreement of the affected population is considered unlawful and may constitute “pillage,” a war crime.xvii The pipeline is also closely linked to Israel’s longstanding naval blockade of Gaza, which restricts Palestinian maritime access and has had a devastating impact on the region’s economy since 2009.xviii

In addition, Chevron is Israel's largest corporate producer of natural gas and a key supplier to the Israel Electric Corporation. This state-run utility company powers Israeli government institutions, military bases, prisons, police stations, and illegal settlements in the occupied West Bank, thereby facilitating ongoing violations of human rights.xix These links with Chevron put the Company at risk of complicity in a system of occupation and repression, further underscoring the Company’s failure to prevent, mitigate, or remedy human rights abuses.

These examples represent just a small sampling of Chevron’s connections to human rights violations. An independent 2021 report examining 70 lawsuits against Chevron highlighted several documented instances where Chevron was involved in severe human rights abuses in communities all over the world.xx

3. Failure to conduct effective human rights due diligence has had and will continue to have negative financial and reputational impacts on Chevron

Chevron is one of the largest companies in the world, with substantial business activities in over 25 countries. The scale of its operations has contributed to widespread adverse impacts on the communities in which it operates, including impacts on human rights, community relations, health, air quality, and water, all of which are identified by the Sustainability Accounting Standards Board (SASB) as material for the Oil and Gas Exploration and Production sector.xxi Chevron’s role in human rights violations is a pressing moral concern and carries real material risks, including negative financial and reputational impacts.

BlackRock emphasizes, in its 2025 Investment Stewardship: Our Approach to Engagement on Corporate Human Rights Risks, that “long-term investors can benefit when companies implement processes to identify, manage, and prevent adverse human rights impacts that could expose them to material business risks, and provide robust disclosures on these processes.”xxii Reputational risks frequently lead to real financial consequences. Human rights abuses and poor community relations often lead to protests, lawsuits, and operational disruptions, which can significantly delay projects and inflate costs. Project delays are overwhelmingly driven by “above-ground” risks, such as stakeholder opposition, which account for 73% of delays.xxiii Such controversies can affect investors by “reduced profits, volatile stock prices, and reputational damage for being financially linked to controversial activities.”xxiv

As noted previously, Chevron’s record of human rights violations is well-documented. This has led to substantial material risks. The following examples illustrate how these risks have manifested across its global operations.

In the Ecuadorian oil spill mentioned above, widely regarded as one of the worst oil-related environmental disasters in history, a judge initially ordered Chevron to pay $9.5 billion in damages (a ruling that was later overturned).xxv In response, Chevron reportedly spent over $2 billion on legal attacks targeting human rights lawyers and Indigenous defenders, a strategy that has significantly harmed the Company’s global reputation. The Company’s efforts to “demonize” Ecuadorian plaintiffs’ attorney, Steven Donziger, is widely considered a SLAPP (Strategic Lawsuit Against Public Participation).xxvi The UN Working Group on Arbitrary Detention determined that Donziger’s resulting detention amounted to arbitrary deprivation of liberty.xxvii Chevron has since been identified as one of the most prolific users of SLAPPs as a tactic to evade accountability.xxviii

Chevron’s refinery in Richmond, CA, has been the subject of repeated legal and community challenges. In 2019, the City of Richmond, along with seven other California municipalities, filed a lawsuit against Chevron, citing public nuisance and negligence, and seeking funding for climate adaptation and resilience.xxix In February 2021, the Richmond refinery spilled 600 gallons of oil into the San Francisco Bay, prompting renewed calls from community groups for the city to sever ties with the Company.xxx Earlier, in 2018, Chevron agreed to pay $163 million in fines and facility upgrades to resolve investigations in four states where its refineries had caught fire or released hazardous chemicals, penalties that also related to the major 2012 fire at the Richmond facility.xxxi

Additionally, addressing the costs of human rights violations may help protect the company’s shareholders from economy-wide costs and macroeconomic threats, including those resulting from human rights abuses. Human rights violations, such as forced labor, disproportionate exposure to environmental hazardsxxxii, and suppression of civil liberties (and resultant social unrestxxxiii), undermine economic productivity by limiting workforce participation, reducing innovation, increasing the social burden of healthcare costsxxxiv, and deterring foreign investment. A 2024 paper by the International Labour Organization estimated that “freeing people from forced labour and bringing them into formal employment could generate US$611 billion in additional GDP.”xxxv In another example, a World Bank report suggests that air pollution “accounts for a loss equivalent to nearly five percent of global GDP, a staggering loss that underscores the urgency of action.”xxxvi

Given that the growth and stability of the economy is a key driver of long-term portfolio returns for diversified investors, these issues are important considerations for such investors, separate and apart from the impact on individual company performance. The financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies: research indicates that overall market performance, not idiosyncratic company performance, determines 75-94% of portfolio returns.xxxvii But the social and environmental costs created by companies pursuing profits can burden the economy. This drag on GDP directly reduces the return on a diversified portfolio over the long term.xxxviii

Chevron has demonstrated a pattern of failing to meet its responsibility to uphold human rights, which has led to increasing financial and reputational harm. Repeated incidents of fines, lawsuits, and community opposition signal that Chevron has not been effectively managing these risks amid increasing public scrutiny.

Conclusion

This persistent pattern of harm and disregard for human rights highlights the urgent need for a credible, third-party assessment of the effectiveness of Chevron’s implementation of its Human Rights Policy. Despite the Company’s claims of commitment and due diligence, Chevron continues to inflict significant and preventable harm on frontline communities, demonstrating that its current policies and practices are inadequate. The Company’s failure to address these impacts has not only caused serious human and environmental consequences but has also exposed shareholders to escalating legal, financial, and reputational risks. Also concerning is the Company’s willingness to engage in costly litigation aimed at silencing dissent and evading accountability for human rights and environmental harms. Chevron’s track record of fines, lawsuits, and sustained community opposition reflects a systemic failure to manage material risks. Chevron and its investors would benefit from the actions requested in the proposal.

Proponents urge all Chevron shareholders to vote FOR Proposal 5 on Human Rights Policy Implementation and encourage the Company to take action to implement the request of the proposal.

For questions regarding Chevron Proposal 5, please contact: Caitlin Seznec, Program Director at Investor Advocates for Social Justice and representative of the Franciscan Sisters of Allegany NY, via email: cseznec@iasj.org.

_____________________________

i https://www.npr.org/2024/03/28/1239650727/chevron-fossil-fuel-richmond-standard-california-news ; https://www.nytimes.com/2021/07/25/world/africa/nigeria-fisherwomen-chevron.html

ii https://www.npr.org/2024/03/28/1239650727/chevron-fossil-fuel-richmond-standard-california-news ; https://www.nytimes.com/2021/07/25/world/africa/nigeria-fisherwomen-chevron.html

iii https://www.worldbenchmarkingalliance.org/publication/chrb/companies/chevron-2/

iv https://news.mongabay.com/2023/11/abandoned-oil-mess-still-plagues-communities-in-the-ecuadorian-amazon/; https://chevrontoxico.com/; https://amazonwatch.org/news/2024/0214-chevrons-environmental-crimes-13-years-of-evasion-and-escalation

vhttps://amazonwatch.org/news/2024/0214-chevrons-environmental-crimes-13-years-of-evasion-and-escalation

vihttps://amazonwatch.org/news/2024/0214-chevrons-environmental-crimes-13-years-of-evasion-and-escalation

viihttps://amazonwatch.org/news/2024/0214-chevrons-environmental-crimes-13-years-of-evasion-and-escalation

viiihttps://www.seasidesustainability.org/post/microbial-bioremediation-techniques-for-oil-spills-addressing-oil-contamination-1-1-2-2

ix https://richmondside.org/2024/08/05/richmond-ca-air-pollution-sources-chevron-chemtrade-freeways/

x https://richmondside.org/2024/08/05/richmond-ca-air-pollution-sources-chevron-chemtrade-freeways/

xi https://ejatlas.org/conflict/chevron-refinery-in-richmond-ca-usa

xii https://ejatlas.org/conflict/chevron-refinery-in-richmond-ca-usa

xiii https://richmondside.org/2024/08/05/richmond-ca-air-pollution-sources-chevron-chemtrade-freeways/

xiv https://insideclimatenews.org/news/06052024/san-francisco-bay-kayaktivists-confront-chevron/; https://ejatlas.org/conflict/chevron-refinery-in-richmond-ca-usa

xvhttps://richmondside.org/2025/03/12/la-wildfire-victims-protest-climate-change-chevron-richmond/; https://www.theguardian.com/us-news/2022/aug/07/chevron-fire-richmond-pollution-activism

xvi https://afsc.org/chevron-fuels-israeli-apartheid-and-war-crimes

xviihttps://www.amnesty.org/en/latest/campaigns/2019/01/chapter-3-israeli-settlements-and-international-law/?utm_source=chatgpt.com

xviii https://afsc.org/chevron-fuels-israeli-apartheid-and-war-crimes

xix https://afsc.org/chevron-fuels-israeli-apartheid-and-war-crimes; https://www.amnesty.org/en/latest/campaigns/2019/01/chapter-3-israeli-settlements-and-international-law/?

xx https://chevronsglobaldestruction.com/2021-10-13-chevrons-global-record-of-denial-and-destruction.pdf

xxi https://sasb.ifrs.org/standards/

xxiihttps://www.blackrock.com/corporate/literature/publication/blk-commentary-engagement-on-human-rights.pdf#:~:text=From%20an%20investor's%20perspective%2C%20unmanaged%20potential%20or,standing%20with%20business%20partners%2C%20customers%2C%20and%20communities.

xxiii https://www.bsr.org/reports/BSR_LocalContent_March2011.pdf

xxivhttps://www.colorado.edu/program/tallgrass/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

xxvhttps://amazonwatch.org/news/2024/0214-chevrons-environmental-crimes-13-years-of-evasion-and-escalation

xxvi https://www.theguardian.com/commentisfree/2022/feb/08/chevron-amazon-ecuador-steven-donziger-erin-brockovich

xxvii https://www.ohchr.org/sites/default/files/2021-11/A_HRC_WGAD_2021_24_AdvanceEditedVersion.pdf

xxviiihttps://earthrights.org/wp-content/uploads/SLAPP-Policy-Brief-2022.pdf ; https://www.forbes.com/sites/morgansimon/2022/05/26/courts-are-not-a-weapon-how-corporations-like-chevron-use-the-law-to-get-their-way/?sh=24c0f00b28c2

xxix https://www.theguardian.com/environment/2019/oct/09/richmond-chevron-california-city-polluter-fossil-fuel

xxx https://www.theguardian.com/environment/2021/feb/11/richmond-california-chevron-oil-spill

xxxi https://www.cbsnews.com/news/chevron-agrees-to-pay-163-million-on-fine-and-upgrades-to-end-probes/

xxxii https://ajph.aphapublications.org/doi/abs/10.2105/AJPH.2017.304297

xxxiii https://www.imf.org/external/pubs/ft/fandd/2021/08/economics-of-social-unrest-imf-barrett-chen.htm

xxxiv https://www.nih.gov/news-events/news-releases/nih-funded-study-highlights-financial-toll-health-disparities-united-states

xxxv https://www.imf.org/external/pubs/ft/fandd/2021/08/economics-of-social-unrest-imf-barrett-chen.htm

xxxvi https://documents1.worldbank.org/curated/en/099032625132535486/pdf/P502230-d16d0858-2e18-41df-a7a6-f1188121ac83.pdf

xxxvii Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters, 2021.

xxxviii https://theshareholdercommons.com/wp-content/uploads/2023/11/Labor-and-Inequality-Case-Study-FINAL-1.pdf